Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference of our Firm under the caption “Interests of Experts”, and to the incorporation by reference in the following Registration Statements:

1.Registration Statement (Form S-8 No. 333-143082) pertaining to the Employee Stock Purchase Plan of Stantec Consulting Services Inc., and

2.Registration Statement (Form S-8 No. 333-143084) pertaining to the Employee Share Option Plan of Stantec Inc., and

3.Registration Statement (Form S-8 No. 333-212932) pertaining to the Long Term Incentive Plan of Stantec Inc.

of Stantec Inc. and the use herein of our report dated February 24, 2021 (except Notes 6a and 33, as to which the date is February 23, 2022), with respect to the consolidated statement of financial position as at December 31, 2020 and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2020, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Edmonton, Canada
February 23, 2022 Chartered Professional Accountants